SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA · ASIA PACIFIC · EUROPE	meng.ding@sidley.com +852 2509 7858

January 10, 2025

CONFIDENTIAL

Melissa Walsh

Stephen Krikorian

Marion Graham

Mitchell Austin

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ChowChow Cloud International Holdings Limited
Amendment No. 1 to Draft Registration Statement on Form F-1
Confidentially Submitted December 10, 2024
CIK No. 0002041829

Dear Ms. Walsh, Mr. Krikorian, Ms. Graham and Mr. Austin,

On behalf of our client, ChowChow Cloud International Holdings Limited (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 23, 2024 regarding the Company’s draft registration statement on Form F-1 confidentially submitted on December 10, 2024 (the “Draft Registration Statement”) relating to a proposed initial public offering of the Company’s Ordinary Shares in the United States. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Amendment No. 2 to the Draft Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 2 to the Draft Registration Statement.

Partners | Constance Choy H.M., Desmond Ang C.K., (Stephanie) Chan C. M., (Christopher) Cheng C.H., Meng Ding, Dominic D. James, (Sherlyn) Lau S.Y., David K. Lee, Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, Claudia Yu K.W., Yan Zhang

Registered Foreign Lawyers | (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*, (Renee) Xiong Y. (New York)*, Liming Xu (New York)

Consultants | Hon Au Yeung, Huberta Chow X.L., Douglas Tsang C.L., (Eva) Tsui Y.W, Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)

Amendment No. 1 to the Draft Registration Statement on Form F-1 Confidentially Submitted December 10, 2024

Conventions Which Apply to This Prospectus, page 7

1.	We note your response to prior comment 5. We note from your disclosure on page 7 that you exclude Hong Kong and Macau from your definition of “PRC” or “China” for reference to specific laws and regulations adopted by the PRC. Please revise to remove the exclusion of Hong Kong and Macau from such definition. Clarify that all the legal and operational risks associated with having operations in the People’s Republic of China (PRC) also apply to operations in Hong Kong and Macau. In this regard, ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. For example, we note your disclosure on page 4 that “Hong Kong does not have similar regulations as of the PRC to extend oversight and control over offerings that are conducted overseas.” Where appropriate, you may describe PRC law and then explain how law in Hong Kong and Macau differs from PRC law and describe any risks and consequences to the company associated with those laws.

In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 3, 4, 7 and 29 of the Amendment No. 2 to the Draft Registration Statement.

Selected Consolidated Financial Data, page 50

2.	Please revise to also include updated interim selected financial data.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 50 of the Amendment No. 2 to the Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Concentration Risk, page 65

3.	We note your response to prior comment 11 and the revisions made on page 11, and we re-issue this comment. While we note your response, we view the identities of these customers to be material information. Accordingly, please revise here or in your business section to identify these three customers. We also note your response that your transactions with these customers are “primarily based on purchase orders” and that there was “no formal long-term or framework agreement between the Company and such customers.” Please revise to disclose the material terms of your purchase orders with each of these customers. Additionally, please tell us the number of purchase orders the company entered into with each of these customers during this period, and whether any individual purchase order generated 10% or more of your revenue for the period. Lastly, as we note you qualify your reference to purchase orders with the word “primarily”, please describe the other types of agreements you have with these customers.

The Company respectfully advises the Staff that it further discussed with its three largest customers in the fiscal years ended December 31, 2022 and 2023, and successfully obtained consent from three of them to disclose their names in the DRS/A. However, Customer A, a Hong Kong-based loyalty rewards solution provider, remained reluctant to disclose its name for security reasons. The Company further submits that the contribution of Customer A to the Company’s revenue has decreased from 19.7% in the fiscal year ended December 31, 2022 to 11.5% in the fiscal year ended December 31, 2023, and thus, the Company believes that the identity of Customer A is less material to the investors. The Company’s three largest customers in the fiscal year ended December 31, 2022 were Motto Group Limited, Customer A, and SEMNET PTE LTD; while the Company’s three largest customers in the fiscal year ended December 31, 2023 were Motto Group Limited, Servicesky Limited, and Customer A.

The Company respectfully advises the Staff that, in the fiscal year ended December 31, 2022, the Company entered into 25, 2 and 6 purchase orders with Motto Group Limited, Company A and SEMNET PTE LTD, respectively; while in the fiscal year ended December 31, 2023, the Company entered into 30, 6 and 2 purchase orders with Motto Group Limited, Servicesky Limited and Company A, respectively. No purchase order generated 10% or more of the Company’s revenue in the fiscal years ended December 31, 2022 and 2023, except for one purchase order with Company A that accounted for approximately 10.7% of the Company’s revenue in the fiscal year ended December 31, 2022.

The Company respectfully advises the Staff that it does not believe (for the reasons set forth below) that any of the Company’s purchase orders with its three largest customers for the fiscal years ended December 31, 2022 and 2023 is a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K.

Under Item 601(b)(10)(ii) of Regulation S-K, if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance:

(A)	Any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price;
(B)	Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent;
(C)	Any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15 percent of such fixed assets of the registrant on a consolidated basis; or
(D)	Any material lease under which a part of the property described in the registration statement or report is held by the registrant.

The Company respectfully submits that purchase orders with its three largest customers were on a project-by-project basis and none of these customers had long-term contracts with the Company. As such, the Company does not believe that its business is “substantially dependent” upon any purchase orders or contracts with such customers as set forth in Subsection (ii)(B) of Item 601(b)(10) of Regulation S-K, nor does the Company believe that any purchase orders or contracts with such customers would fall into any other subsections of Item 601(b)(10) of Regulation S-K. Therefore, the Company believes that it is not required to file any purchase orders or contracts with such customers as an exhibit to the Form F-1.

The Company respectfully advises the Staff that the transactions between the Company and the aforementioned customers conducted in the ordinary course of business during the fiscal years ended December 31, 2022 and 2023 were based solely on purchase orders and there is no other type of agreements entered with these customers.

In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 11 and 75 of the Amendment No. 2 to the Draft Registration Statement.

4.	We note your response to prior comment 12 and the revisions made on page 12, and we re-issue this comment. While we note your response, we view the identities of these suppliers to be material information. Accordingly, please revise here or in your business section to identify these three suppliers. We also note your response that your transactions with these suppliers are “primarily based on purchase orders” and that there was “no formal long-term or framework agreement between the Company and such suppliers.” Please revise to disclose the material terms of your purchase orders with each of these suppliers. Additionally, please tell us the number of purchase orders the company entered into with each of these suppliers during this period, and whether any individual purchase order accounted for 10% or more of your cost of revenue for the period. Lastly, as we note you qualify your reference to purchase orders with the word “primarily”, please describe the other types of agreements you have with these suppliers.

The Company respectfully advises the Staff that it further discussed with its three largest suppliers in the fiscal years ended December 31, 2022 and 2023, and successfully obtained consent from all of them to disclose their names in the DRS/A. The Company’s three largest suppliers in each of the fiscal years ended December 31, 2022 and 2023 were Ingram Micro (China) Limited, TriTech Distribution Limited, and Tech Data Distribution (Hong Kong) Limited.

The Company respectfully advises the Staff that, in the fiscal year ended December 31, 2022, the Company entered into 47, 11 and 26 purchase orders with Ingram Micro (China) Limited, TriTech Distribution Limited and Tech Data Distribution (Hong Kong) Limited, respectively; while in the fiscal year ended December 31, 2023, the Company entered into 49, 11 and 44 purchase orders with Ingram Micro (China) Limited, TriTech Distribution Limited and Tech Data Distribution (Hong Kong) Limited, respectively. None of the purchase orders with such suppliers had accounted for 10% or more of the Company’s cost of revenue in the fiscal years ended December 31, 2022 and 2023.

The Company respectfully advises the Staff that the transactions between the Company and the aforementioned suppliers conducted in the ordinary course of business during the fiscal years ended December 31, 2022 and 2023 were based solely on purchase orders and there is no other type of agreements entered with these suppliers.

In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 12 and 75 of the Amendment No. 2 to the Draft Registration Statement.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(m) Revenue recognition, page F-12

5.	We note your revised disclosure in response to prior comment 17 to clarify how the distinctness of performance obligations is evaluated in contracts with customers. Please further explain to us in reasonable detail how you determined that your promises are highly interdependent and interrelated. Refer to the examples in ASC 606-10-55-136 through 55-150K and the basis for conclusion in BC32 and BC33 of ASU 2016-10.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has provided additional explanation on how it determines that promises in its contracts are highly interdependent and interrelated, resulting in the identification of a single performance obligation. The Company assesses distinctness in accordance with the guidance in ASC 606-10-25-19 through 25-22, considering the factors outlined in ASC 606-10-25-21(a) and the examples in ASC 606-10-55-136 through 55-150K. The Company has revised its disclosure on pages 53 and 54, F-13, F-14, F-16, F-17, F-51 and F-53 to further clarify its evaluation of performance obligations.

6.	We note your revised disclosure in response to prior comment 17. You state that contracts with customers often contain multiple performance obligations and that you evaluate each promised good or service in a contract to determine whether it is distinct. For each of the Contract Scenarios described in your revised disclosure, we note that the promises in the contracts are considered a single performance obligation. Please revise your disclosures to clarify that you have contracts that contain multiple promises to deliver goods or services, rather than referring to your contracts as having multiple performance obligations.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on pages 53 and 54, as well as pages F-13, F-14, F-16, F-17, F-51 and F-53, to remove the term “multiple performance obligations” when referring to contracts ultimately determined to constitute a single performance obligation. The updated language now clarifies that the Company evaluates contracts containing multiple promises to deliver goods or services.

7.	We note your revised disclosure in response to prior comment 18. Please provide us with a more comprehensive accounting analysis as to why IT professional services do not meet the criteria in ASC 606-10-25-27(c). Explain why your performance does not create an asset with an alternative use, considering your services are tailored to customer needs. In addition, explain why you do not believe you have an enforceable right to payment for performance completed to date, considering your typical engagement letters permit clients to terminate the engagement without penalty at any time, as noted from your disclosure on page 20, and considering your typical payment terms described on page 75.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has further explained the application of ASC 606-10-25-27(c) to its IT professional services. The Company has determined that revenue from these services is recognized at a point in time, as the criteria for over-time recognition under ASC 606-10-25-27(c) are not satisfied. The related disclosure has been updated on pages 53, F-13, and F-50.

8.	We note your revised disclosure of the breakdown of revenue among products and services in response to prior comment 20. Please further explain how you determined the categorization of each item. We note your disclosure that you cannot allocate revenue to individual components such as hardware, software, or services, so revenue is categorized based on the predominant characteristic of the combined deliverable. Please explain how you determined that services were the predominant characteristic for each of the contract scenarios under Revenue from Services.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on pages 56, 59, F-16, and F-53 to further clarify how revenue is categorized for contracts with non-distinct obligations, where individual components such as hardware, software, and services cannot be separately allocated.

The Company evaluates the deliverables in such contracts to determine whether they are highly interdependent and interrelated, in accordance with ASC 606-10-25-21. When the deliverables are combined into a single performance obligation, revenue is recognized at the point in time when control of the combined performance obligation is transferred to the customer, which typically occurs upon customer acceptance.

Revenue is categorized based on the predominant characteristic of the combined deliverable, determined by considering the following factors:

(1)	Customer Value: The primary benefits the customer receives from the contract.

(2)	Contract Objective: The customer’s main purpose for entering into the agreement.

(3)	Relative Effort: The importance and contribution of each component to achieving the overall outcome.

For instance, in contracts involving hardware, software, and IT professional services, the Company may classify revenue as services if the primary value to the customer lies in the customization and implementation efforts performed by the Company. This approach reflects the integrated nature of the deliverables and aligns with the guidance set forth in ASC 606.

(n) Cost of revenues, page F-18

9.	Please explain to us how you allocate cost of revenue among products and services and how it correlates to the allocation of revenue to products and services. Describe the nature of the costs included in each category and why the margins on revenue from services contracts are so much higher than the margins on revenue from products contracts.

In response to the Staff’s comment, the Company respectfully advises the Staff that cost of revenues is allocated to products and services based on the nature of the underlying costs as per page F-18:

●	Cost of Products includes hardware costs, software licenses, and IT application license costs, which correspond to Revenue from Products.

●	Cost of Services includes subcontracting fees and other project-specific costs, which correspond to Revenue from Services.

The Company further notes that the differences between Revenue from Products and Cost of Products, and between Revenue from Services and Cost of Services, are not solely indicative of the margins on these contracts. These differences reflect the classification of costs by their nature and do not directly correlate to profitability. As such, the Company focuses on analyzing its overall margin across all revenue streams, considering both product and service components collectively.

The Company has revised its disclosure on pages 57 and 60 to provide further clarification regarding its margin analysis.

***

If you have any questions regarding the Amendment No. 2 to the Draft Registration Statement, please contact me at meng.ding@sidley.com, +852 2509 7858 (work) or +852 6461 4000 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Meng Ding
Meng Ding

Enclosure

c.c.	Yee Kar Wing, Chairman of the Board and Chief Executive Officer
Adrian Yap, Partner, Assentsure PAC
Ali Panjwani, Partner, Pryor Cashman LLP